Jeanette L. Ourada
Vice President and Comptroller

October 5, 2017
[***] Confidential Treatment Requested by Chevron Corporation 001-00368 pursuant to 17 C.F.R. § 200.83
BY FIRST-CLASS MAIL AND
BY ELECTRONIC TRANSMISSION

Mr. Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2016 (“2016 Form 10-K”)
Filed February 23, 2017
File No. 001-00368
Dear Mr. Skinner:

In your letter dated September 13, 2017, you provided comments from the review of our 2016 Form 10-K by the staff (the “Staff”) of the Securities and Exchange Commission. These comments and the company’s responses are set forth below. If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031, or by e-mail at apzi@chevron.com.

Chevron requests confidential treatment of the highlighted portions of this letter in accordance with 17 C.F.R. section 200.83.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page FS-2

Critical Accounting Estimates and Assumptions, page FS-18

Impairments of Properties, Plant and Equipment and Investments in Affiliates, page FS-19

1.
You disclose under this section that you reported impairments for certain oil and gas properties during 2016 due to reservoir performance. Describe for us the specific properties and reserve volumes involved, as well as the aspects of reservoir performance that led to the impairment. As part of your response, explain to us how and when the reservoir performance at issue was initially identified, including whether it had been observed in any earlier periods. Separately, explain to us how the reservoir performance was

Chevron Corporation
6001 Bollinger Canyon Road, San Ramon, CA 94583-2324
Tel 925 842 3232

Mr. Brad Skinner Securities and Exchange Commission October 5, 2017 Page 2	[***] Confidential Treatment Requested by Chevron Corporation 001-00368 pursuant to 17 C.F.R. § 200.83 taken into consideration in connection with determining quantities of proved undeveloped reserves as of December 31, 2016 for related properties.

Response: The primary property with reservoir performance issues that is reflected in the company’s 2016 impairments was the deepwater Papa-Terra Field located offshore Brazil. The company has a 37.5 percent non-operated working interest in the Papa-Terra Field. The impairment for Papa-Terra reported in second quarter 2016 was primarily due to poor reservoir performance. Lower forecasted crude oil prices also partially impacted this impairment. It should be noted that the Papa-Terra property was also impaired in second quarter 2015, primarily resulting from a downward revision in the company’s longer-term crude oil price outlook, and was tested for impairment in fourth quarter 2015, but passed the undiscounted cash flow test.

The Papa-Terra development includes a floating production, storage and offloading vessel (“FPSO”) and a tension leg wellhead platform (“TLWP”), as well as subsea wells. The facilities have a design capacity of 140,000 barrels of crude oil and 35 million cubic feet of natural gas per day. The Papa-Terra Field achieved first production from the initial subsea well to the FPSO in fourth quarter 2013. The TLWP was subsequently installed in fourth quarter 2014, and development drilling continued during this timeframe. Production was expected to ramp up through 2017, with development drilling continuing until 2021.

[***]

Mr. Brad Skinner Securities and Exchange Commission October 5, 2017 Page 3	[***] Confidential Treatment Requested by Chevron Corporation 001-00368 pursuant to 17 C.F.R. § 200.83

2.
Explain to us where the impact on reserve quantities related to reservoir performance underlying the 2016 impairment charge is disclosed in the reserve information contained on pages FS-71 through FS-73.

Response: In relation to the disclosures of proved reserve quantities on pages FS-71 through FS-73, the reduction in proved liquids reserves for the Papa-Terra Field during 2016 is included in the 20 million barrel negative revision within “Other Americas” for liquids on page FS-72. The reduction in proved natural gas reserves for Papa-Terra during 2016 is included in the 24 billion cubic feet negative revision within “Other Americas” for natural gas on FS-73. These revisions were not called out specifically in the narrative because they were substantially smaller than revisions discussed in other regions.

Consolidated Financial Statements, page FS-24

Notes to the Consolidated Financial Statements, page FS-30

Note 15 - Operating Segments and Geographic Data, page FS-40

3.
We note that you have significant international segment sales and other operating revenues, as reported on page FS-42. If revenues from external customers attributed to an individual foreign country are material, expand your disclosure to provide those revenues separately. Additionally, disclose the basis for attributing revenues from external customers to individual countries. See FASB ASC 280-10-50-41a.

Response: The only individual country with material sales and other operating revenues was the United States at $48 billion (after eliminating intersegment sales) in 2016. The international sales of $62.2 billion are generally attributable to countries based on the location of the operations generating the revenues. We supplementally inform you that the largest individual international country in terms of sales is Thailand with $8.4 billion or 7.7 percent of total sales, which is not, in the company’s view, material. Approximately $26 billion of the international sales are transacted by Chevron’s global supply and trading companies, whose sales of crude oil, natural gas and refined products are not attributable to an individual country and for which some revenues originate from a purchase and sale of a tanker load on the water that is not produced by a Chevron location.

Should the company determine that an individual country’s sales are material, including based on consideration of percentage of sales, the company agrees that they would need to be disclosed as required under FASB ASC paragraph 280-10-50-41a. The table below provides the figures for each of the prior three years:

Mr. Brad Skinner Securities and Exchange Commission October 5, 2017 Page 4	[***] Confidential Treatment Requested by Chevron Corporation 001-00368 pursuant to 17 C.F.R. § 200.83

Sales and Other Operating Revenues	2016	2015	2014
US ($-billions)	48.0	57.1	86.3
International ($-billions)	62.2	72.8	114.2
Total Worldwide ($-billions)	110.2	129.9	200.5

International Detail
Thailand ($-billions)	8.4	9.9	13.2
Supply & Trading ($-billions)	26.1	29.6	53.3
Other Countries ($-billions)	27.7	33.3	47.7
Total ($-billions)	62.2	72.8	114.2

Thailand % of worldwide sales	7.7%	7.6%	6.6%

Supplemental Information on Oil and Gas Producing Activities, page FS-65

Summary of Net Oil and Gas Reserves, page FS-69

4.	Explain to us how you have evaluated the significance of your NGL volumes for purposes of reserve reporting under FASB ASC 932-235-50-4(a).

Response: We believe we have complied with the application of FASB ASC paragraph 932-235-50-4 as it pertains to disclosure of reserve quantities of crude oil and natural gas liquids. ASC 932-235-50-4 provides that the reserve quantity for natural gas liquids shall be disclosed separately from crude oil and condensate, if significant.

The company presents a combined value for crude oil, condensate and natural gas liquids (NGLs) in its disclosure of reserves, as NGLs have to date represented an insignificant percentage of total estimated proved reserve quantities, proved liquids reserve quantities and oil-equivalent production. The table below provides detail over the last three years which support the company’s position that NGLs are not significant to the company’s oil and gas disclosures.

Worldwide Proved Reserves	2016	2015	2014	Worldwide Production	2016	2015	2014
OEG (mmboe)	11,122	11,168	11,102	OEG (mmboe)	950	957	938
Liquids (mmbls)	6,328	6,262	6,249	Liquids (mmbls)	629	637	624
Liquids Excluding Synthetic (mmbls)	5,554	5,472	5,511	Liquids Excluding Synthetic (mmbls)	599	609	596
NGLs (mmbls)	428	437	446	NGLs (mmbls)	39	35	33

NGLs as % of:				NGLs as % of:
OEG	3.8%	3.9%	4.0%	OEG	4.1%	3.7%	3.5%
Liquids	6.8%	7.0%	7.1%	Liquids	6.2%	5.5%	5.3%
Liquids Excluding Synthetic	7.7%	8.0%	8.1%	Liquids Excluding Synthetic	6.5%	5.7%	5.5%

In addition, NGL sales, including produced and purchased volumes, comprise less than two percent of the company’s total “Sales and Other Operating Revenue” for 2016. NGL sales of only produced volumes are less than one percent of the company’s total “Sales and Other Operating Revenue” for 2016, 2015 and 2014.

Mr. Brad Skinner Securities and Exchange Commission October 5, 2017 Page 5	[***] Confidential Treatment Requested by Chevron Corporation 001-00368 pursuant to 17 C.F.R. § 200.83

Therefore, on the basis of reserves, production and revenue, natural gas liquids have been deemed insignificant from an ASC 932-235-50-4 perspective and have been combined for disclosure purposes in the table on page FS-69. The company will continue to monitor and evaluate its proved NGL reserves relative to its total and liquids proved reserves each reporting period to determine if the amount is significant enough to disclose separately.

* * *

Very truly yours,

/s/ Jeanette L. Ourada

Cc: Mr. Brian M. Wong (Pillsbury Winthrop Shaw Pittman)